Exhibit 2

DENISON MINES CORP.

Financial Statements

for the nine months ending

September 30, 2014

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Expressed in thousands of U.S. dollars except for share amounts)

	At September 30 2014	At December 31 2013
ASSETS
Current
Cash and cash equivalents	$26,508	$21,786
Investments (note 7)	4,516	10,040
Trade and other receivables (note 5)	5,020	4,148
Inventories (note 6)	1,976	2,123
Prepaid expenses and other	487	749

	38,507	38,846
Non-Current
Trade and other receivables (note 5)	429	–
Inventories – ore in stockpiles (note 6)	1,615	1,661
Investments (note 7)	785	5,901
Restricted cash and investments (note 8)	2,214	2,299
Property, plant and equipment (note 9)	276,238	281,010
Intangibles (note 10)	793	1,252

Total assets	$320,581	$330,969

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,029	$7,992
Current portion of long-term liabilities:
Post-employment benefits (note 11)	357	376
Reclamation obligations (note 12)	663	699
Debt obligations (note 13)	31	55
Other liabilities (note 14)	1,984	333

	13,064	9,455

Non-Current
Post-employment benefits (note 11)	2,698	2,945
Reclamation obligations (note 12)	11,909	11,509
Debt obligations (note 13)	17	42
Other liabilities (note 14)	893	940
Deferred income tax liability	22,197	25,847

Total liabilities	50,778	50,738

EQUITY
Share capital (note 15)	1,120,586	1,092,144
Share purchase warrants (note 16)	452	616
Contributed surplus (note 17)	53,140	52,943
Deficit	(887,885)	(860,834)
Accumulated other comprehensive income (loss) (note 18)	(16,490)	(7,729)

Total equity	269,803	277,140

Non-controlling interest (note 4)	–	3,091

Total liabilities and equity	$320,581	$330,969

Issued and outstanding common shares (note 15)	505,733,994	482,003,444

Commitments and contingencies (note 24)

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited – Expressed in thousands of U.S. dollars except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30 2014	September 30 2013	September 30 2014	September 30 2013
REVENUES (note 20)	$2,351	$2,801	$6,883	$7,994

EXPENSES
Operating expenses (note 19)	(2,199)	(2,594)	(7,188)	(7,605)
Mineral property exploration (note 20)	(3,429)	(4,850)	(13,614)	(12,061)
General and administrative (note 20)	(1,535)	(1,965)	(6,041)	(5,917)
Impairment – mineral properties (note 9)	–	(35,655)	(1,658)	(35,655)
Other income (expense) (note 19)	1,406	(3,274)	(8,005)	(2,874)

	(5,757)	(48,338)	(36,506)	(64,112)

Income (loss) before finance charges	(3,406)	(45,537)	(29,623)	(56,118)
Finance income (expense) (note 19)	(128)	(113)	(133)	(422)

Income (loss) before taxes	(3,534)	(45,650)	(29,756)	(56,540)
Income tax recovery (expense) (note 22)
Current	(5)	–	(5)	51
Deferred	719	173	2,710	3,113

Net income (loss) for the period	$(2,820)	$(45,477)	$(27,051)	$(53,376)

Items that may be reclassified to income (loss):
Unrealized gain (loss) on investments-net of tax	(1)	1	9	274
Foreign currency translation change	(13,864)	10,785	(8,770)	(7,887)

Comprehensive income (loss) for the period	$(16,685)	$(34,691)	$(35,812)	$(60,989)

Net income (loss) per share:
Basic and diluted	$(0.01)	$(0.10)	$(0.06)	$(0.12)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	500,921	461,653	490,731	430,593

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30	September 30
	2014	2013
Share capital
Balance–beginning of period	1,092,144	979,124
Shares issued-net of issue costs	12,849	13,570
Flow-through share premium	(2,030)	(332)
Shares issued on acquisition of JNR Resources	–	10,956
Shares issued on acquisition of Fission Energy Corp	–	66,259
Shares issued on acquisition of Rockgate Capital Corp (note 4)	3,034	–
Shares issued on acquisition of International Enexco Limited (note 4)	11,979	–
Shares issued to settle payable and accrued liability obligations (note 15)	610	–
Share options exercised-cash	946	111
Share options exercised-non cash	525	98
Share purchase warrants exercised-cash	304	324
Share purchase warrants exercised-non cash	225	207

Balance–end of period	1,120,586	1,070,317

Share purchase warrants
Balance–beginning of period	616	–
Warrants issued on acquisition of JNR Resources	–	17
Warrants assumed on acquisition of Fission Energy Corp	–	827
Warrants issued on acquisition of International Enexco Limited	61	–
Warrants exercised	(225)	(207)

Balance–end of period	452	637

Contributed surplus
Balance–beginning of period	52,943	50,671
Stock-based compensation expense	620	712
Share options issued on acquisition of JNR Resources	–	131
Share options issued on acquisition of Fission Energy Corp	–	1,321
Share options issued on acquisition of International Enexco Limited	102	–
Share options exercised-non cash	(525)	(98)

Balance–end of period	53,140	52,737

Deficit
Balance-beginning of period	(860,834)	(776,999)
Net loss	(27,051)	(53,376)

Balance-end of period	(887,885)	(830,375)

Accumulated other comprehensive income (loss)
Balance-beginning of period	(7,729)	10,927
Unrealized gain (loss) on investments	9	274
Foreign currency translation unrealized	(8,770)	(7,887)

Balance–end of period	(16,490)	3,314

Total Equity
Balance–beginning of period	$277,140	$263,723

Balance–end of period	$269,803	$296,630

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Cash Flow

(Unaudited – Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30 2014	September 30 2013
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income (loss) for the period	$(27,051)	$(53,376)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	1,554	1,749
Impairment-mineral properties (note 9)	1,658	35,655
Impairment-investments	–	18
Stock-based compensation	620	712
Losses (gains) on asset disposals	(449)	19
Losses (gains) on investments and restricted investments	(81)	1,103
Deferred income tax expense (recovery)	(2,710)	(3,113)
Foreign exchange	8,566	2,333
Change in non-cash working capital items (note 19)	1,146	(2,171)

Net cash provided by (used in) operating activities	(16,747)	(17,071)

INVESTING ACTIVITIES
Acquisition of assets, net of cash and cash equivalents acquired:
JNR Resources	–	(715)
Fission Energy Corp	–	(4,058)
Rockgate Capital Corp (note 4)	(57)	–
International Enexco Limited (note 4)	(141)	–
Decrease (increase) in notes receivable	–	298
Sale of investments	9,529	–
Purchase of investments	(184)	–
Expenditures on property, plant and equipment	(733)	(1,769)
Proceeds on sale of property, plant and equipment	265	21
Decrease (increase) in restricted cash and investments	(27)	(319)

Net cash provided by (used in) investing activities	8,652	(6,542)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(45)	(97)
Issuance of common shares for:
New share issues-net of issue costs	12,849	13,570
Share options exercised	946	111
Share purchase warrants exercised	304	324

Net cash provided by (used in) financing activities	14,054	13,908

Increase (decrease) in cash and cash equivalents	5,959	(9,705)
Foreign exchange effect on cash and cash equivalents	(1,237)	(616)
Cash and cash equivalents, beginning of period	21,786	38,188

Cash and cash equivalents, end of period	$26,508	$27,867

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Notes to the Condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2014 and 2013

(Unaudited – Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 22.5% interest in the McClean Lake Joint Venture (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture, both of which are located in the Athabasca Basin of Saskatchewan, Canada and varying ownership interests in a number of development and exploration projects located in Canada, Mongolia, Mali, Namibia, Niger and Zambia. Through its environmental services division, the Company provides mine decommissioning and decommissioned site monitoring services to third parties.

The Company is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2013.

The Company’s presentation currency is U.S. dollars.

These financial statements were approved by the board of directors for issue on November 6, 2014.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2013, except as described below.

Accounting Standards Adopted

The Company has adopted the following new and revised accounting standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

International Accounting Standard 36, Impairment of Assets (“IAS 36”)

IAS 36 was amended in May 2013 to make small changes to the disclosures required by IAS 36 when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit (“CGU”) at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined.

The amendments are effective for accounting periods beginning on or after January 1, 2014 with earlier adoption permitted. The Company has adopted the amended disclosure requirements of IAS 36 effective January 1, 2014.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2015:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in October 2010 by the IASB to replace IAS 39, Financial Instruments – Recognition and Measurement. The replacement standard has the following significant components: it establishes two primary measurement categories for financial assets – amortized cost and fair value; it establishes criteria for the classification of financial assets within the measurement category based on business model and cash flow characteristics; and it eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management and enhances disclosure about hedge accounting and risk management. Additionally, as the impairment guidance and certain limited amendments to the classification and measurement requirements of IFRS 9 are not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015 has been removed. Entities may apply IFRS 9 before the IASB completes the amendments but are not required to do so.

The Company has not evaluated the impact of adopting this standard.

4.	ACQUISITIONS AND DIVESTITURES

Acquisition of Rockgate Capital Corp Non-Controlling Interest

In January 2014, pursuant to a plan of arrangement, Denison acquired the remaining 10.38% non-controlling interest of Rockgate Capital Corp. (“Rockgate”) it had not previously acquired under its takeover bid in 2013. Denison now owns 100% of Rockgate and its subsidiaries.

The consideration relating to the acquisition of the 10.38% non-controlling interest in Rockgate under the plan of arrangement is summarized below:

(in thousands except for share amounts)
Fair value of 2,312,622 common shares issued by Denison	$3,034
Costs incurred by the Company pursuant to the plan of arrangement:
Arrangement transaction costs	57

Fair value of total consideration	$3,091

The fair value of the common shares issued by Denison totaled $3,034,000. The fair value of the common shares was determined using Denison’s closing share price on January 17, 2014 of CAD$1.44 converted to USD$ using the January 17, 2014 foreign exchange rate of 0.9111.

Acquisition of International Enexco Limited

On June 6, 2014, Denison completed a plan of arrangement (the “IEC Arrangement”) to acquire all of the outstanding shares, options and warrants of International Enexco Limited (“IEC”). IEC’s principal uranium assets include a 30% interest in the Mann Lake exploration project and a 20% interest in the Bachman Lake Joint Venture, both located in Saskatchewan, Canada. Prior to completing the IEC Arrangment, IEC also owned a subsidiary holding an indirect interest in IEC’s Contact Copper project and its other US properties (“Spinco”).

Pursuant to the IEC Arrangement, the former shareholders of IEC ultimately exchanged each IEC common share held for 0.26 of a Denison common share (the “Exchange Ratio”). Outstanding warrants and options of IEC were exchanged for options and warrants of Denison adjusted by the Exchange Ratio. The Denison options received on exchange will expire 90 days after the IEC Arrangement completion date while the Denison warrants received on exchange will retain the expiry dates of the originally issued IEC warrants.

As part of the IEC Arrangement, IEC’s shareholders also received a pro rata distribution of Spinco shares on a one-for-one basis and one-half of a warrant to acquire an additional Spinco share, exercisable for 6 months, at a price of CAD$5.00 for each whole share to be acquired. Each holder of IEC options and warrants also received replacement options and warrants, as the case may be, from Spinco with the same terms and conditions as the IEC options and warrants being replaced.

For accounting purposes, IEC is not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it is not capable of generating outputs that can provide a return to Denison. As a result, the IEC Arrangement has been accounted for as an asset acquisition with share based consideration. Transaction costs incurred by Denison related to the IEC Arrangement have been capitalized as part of the consideration amount. Denison is including the results of IEC as part of its Canadian mining segment for reporting purposes.

The following table summarizes the fair value of the IEC assets acquired and the liabilities assumed at the acquisition date of June 6, 2014:

(in thousands)	IEC Fair Value
Cash and cash equivalents	$206
Trade and other receivables	421
Prepaid expenses and other	15
Property, plant and equipment
Mineral properties – Canada	14,120

Total assets	14,762

Accounts payable and accrued liabilities	1,319
Reclamation obligations	20

Net assets	$13,423

The total consideration relating to the IEC Arrangement is summarized below:

(in thousands except for share amounts)
Fair value of 10,229,035 common shares issued by Denison	$11,979
Fair value of 660,127 common share purchase warrants issued by Denison	61
Fair value of 902,200 common share options issued by Denison	102
Fair value of IEC shares held by Denison prior to acquisition	934
Costs incurred by the Company pursuant to arrangement:
Transaction costs	347

Fair value of total consideration	$13,423

The fair value of the common shares issued by Denison totaled $11,979,000. The fair value of the common shares was determined using Denison’s closing share price on June 6, 2014 of CAD$1.28 converted to USD$ using the June 6, 2014 foreign exchange rate of 0.9149.

The fair value of the common share purchase warrants issued by Denison to replace those of IEC totaled $61,000 or $0.0924 per warrant. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.06%, expected stock price volatility between 38.56% and 48.62%, expected life between 0.50 years and 1.25 years and expected dividend yield of nil%.

The fair value of the common share options issued by Denison to replace those of IEC totaled $102,000 or $0.1131 per option. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.06%, expected stock price volatility of 34.85%, expected life of 0.25 years and expected dividend yield of nil%. As at June 6, 2014, all of the options issued to replace the IEC options are fully-vested.

5.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Trade receivables – other	$2,709	$1,966
Receivables in McClean and Midwest Joint Ventures	2,140	1,794
Sales tax receivables	182	378
Sundry receivables	418	10

	$5,449	$4,148

Trade and other receivables – by duration:
Current	$5,020	$4,148
Long-term (note 21)	429	–

	$5,449	$4,148

6.	INVENTORIES

The inventories balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Uranium concentrates and work-in-progress	$16	$4
Inventory of ore in stockpiles	1,951	2,058
Mine and mill supplies	1,624	1,722

	$3,591	$3,784

Inventories – by duration:
Current	$1,976	$2,123
Long-term – ore in stockpiles	1,615	1,661

	$3,591	$3,784

7.	INVESTMENTS

The investments balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Investments:
Equity instruments-fair value through profit and loss	$760	$1,106
Equity instruments-available for sale	25	17
Debt instruments-fair value through profit and loss	4,516	14,818

	$5,301	$15,941

Investments – by duration:
Current	$4,516	$10,040
Long-term	785	5,901

	$5,301	$15,941

The debt instruments at September 30, 2014 consist of guaranteed investment certificates with rates of interest ranging between 1.85% to 1.90% and maturity dates occurring in February 2015.

8.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Cash	$9	$26
Cash equivalents	375	221
Investments	1,830	2,052

	$2,214	$2,299

Restricted cash and investments – by item:
Elliot Lake reclamation trust fund	$2,214	$2,299

	$2,214	$2,299

Elliot Lake Reclamation Trust Fund

During the nine months ended September 30, 2014, the Company deposited an additional $545,000 (CAD$603,000) into the Elliot Lake Reclamation Trust Fund and withdrew $538,000 (CAD$590,000).

9.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Plant and equipment:
Cost	$82,379	$86,805
Construction-in-progress	7,176	7,516
Accumulated depreciation	(12,397)	(12,627)

Net book value	$77,158	$81,694

Mineral properties:
Cost	$199,285	$199,532
Accumulated amortization	(205)	(216)

Net book value	$199,080	$199,316

Net book value	$276,238	$281,010

The property, plant and equipment continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization / Depreciation	Net Book Value
Plant and equipment:
Balance – December 31, 2013	$94,321	$(12,627)	$81,694
Additions	194	–	194
Amortization	–	(11)	(11)
Depreciation	–	(574)	(574)
Disposals	(67)	67	–
Foreign exchange	(4,893)	748	(4,145)

Balance – September 30, 2014	$89,555	$(12,397)	$77,158

Mineral properties:
Balance – December 31, 2013	$199,532	$(216)	$199,316
Additions	623	–	623
Asset acquisitions (note 4)	14,120	–	14,120
Impairment	(1,658)	–	(1,658)
Foreign exchange	(13,332)	11	(13,321)

Balance – September 30, 2014	$199,285	$(205)	$199,080

Plant and Equipment-Mining

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. In March 2014, the first ore from the Cigar Lake mine was received at the mill. In September 2014, commissioning of the mill circuits was completed and milling activities were restarted. During the remainder of 2014, the mill will process a combination of McClean Lake ore and Cigar Lake ore pursuant to the terms of a toll milling agreement signed with the participants in the Cigar Lake Joint Venture (“CLJV”).

Plant and Equipment – Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, Mongolia, Mali, Namibia, Niger and Zambia which are held directly or through option or various contractual agreements.

Canada Mining Segment

In March 2014, the Company released its land holdings related to the Black Lake property acquired as part of the acquisition of JNR Resources Inc. in January 2013 (“JNR Acquisition”). The Company has recognized an impairment charge of $1,658,000 in its Q1-2014 results to reflect the abandonment of this property.

In June 2014, the Company completed the sale of its land holdings related to the Way Lake and Yurchison properties, also acquired as part of the JNR Acquisition, for cash and share consideration valued at $202,000. The sale resulted in a gain of $202,000 which has been included in other income (expense) in the consolidated statements of operations.

In June 2014, the Company received a cash payment of CAD$250,000 from Strateco Resources Inc. (“Strateco”) in accordance with an option agreement with Strateco to earn up to a 60% interest in Denison’s Jasper Lake property in 2 stages. The payment resulted in a gain of $229,000 which has been included in other income (expense) in the consolidated statements of operations.

In June 2014, the Company completed the acquisition of IEC and acquired additional mineral property interests in Canada with a fair value of $14,120,000 (see note 4). As a result of the IEC Arrangement, Denison acquired a 30% interest in the Mann Lake project and increased its interest in the Bachman Lake project from 80% to 100%.

Africa Mining Segment-Namibia

In March 2014, Rio Tinto Mining and Exploration (“Rio”) terminated its option to earn an interest in the Dome project under the provisions of a previously entered into earn-in agreement between the parties. Rio discontinued activities at the site at the end of February 2014 and the Company has assumed operatorship of the site.

10.	INTANGIBLES

The intangibles balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Cost	$6,607	$6,957
Accumulated amortization	(5,814)	(5,705)

Net book value	$793	$1,252

Net book value-by item:
UPC management services agreement	793	1,252

Net book value	$793	$1,252

The intangibles continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization	Net Book Value
Balance – December 31, 2013	$6,957	$(5,705)	$1,252
Amortization	–	(406)	(406)
Foreign exchange	(350)	297	(53)

Balance – September 30, 2014	$6,607	$(5,814)	$793

11.	POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Accrued benefit obligation	$3,055	$3,321

	$3,055	$3,321

Post-employment benefits liability-by duration:
Current	$357	$376
Non-current	2,698	2,945

	$3,055	$3,321

The post-employment benefits continuity summary is as follows:

(in thousands)
Balance – December 31, 2013	$3,321
Benefits paid	(187)
Interest cost	86
Foreign exchange	(165)

Balance – September 30, 2014	$3,055

12.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Reclamation liability – by location:
Elliot Lake	$9,497	$10,008
McClean and Midwest Joint Ventures	3,056	2,200
Other	19	–

	$12,572	$12,208

Reclamation and remediation liability – by duration:
Current	663	699
Non-current	11,909	11,509

	$12,572	$12,208

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance – December 31, 2013	$12,208
Accretion	545
Asset acquisition (note 4)	20
Expenditures incurred	(455)
Future expenditures reimbursed	883
Foreign exchange	(629)

Balance – September 30, 2014	$12,572

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 8).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at September 30, 2014, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000.

Under the terms of a Potentially Reactive Waste Rock Disposal Agreement (“PRWR Agreement”) between the McClean Lake Joint Venture (“MLJV”) and the CLJV, the MLJV agreed to deposit certain waste rock material from the Cigar Lake mine in its mined-out Sue C pit. In return, the CLJV has agreed to reimburse the MLJV for additional site restoration costs that may reasonably occur as a result.

In April 2014, triggered by the delivery of the first Cigar Lake mine ore to the McClean Lake mill, the CLJV made a preliminary payment of CAD$4,307,050 to the MLJV under the terms of the PRWR Agreement with an estimated CAD$28,000 still owing. Denison has recorded its proportionate share of this total amount of $883,000 (CAD$974,700) as a component of its “Reclamation obligations”.

13.	DEBT OBLIGATIONS

The debt obligations balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Notes payable and other financing	$48	$97

	$48	$97

Debt obligations, by duration:
Current	31	55
Non-current	17	42

	$48	$97

Line of Credit

The Company’s current credit facility has a maturity date of January 31, 2015 and allows for credit to be extended to the Company for up to CAD$15,000,000. Use of the facility is restricted to non-financial letters of credit in support of reclamation obligations.

At September 30, 2014, the Company has no outstanding borrowings under the facility (December 31, 2013 – $nil) and is in compliance with its facility covenants. At September 30, 2014, approximately CAD$9,698,000 (December 31, 2013: CAD$9,698,000) of the facility is being utilized as collateral for certain letters of credit. During the nine months ended September 30, 2014, the Company did not incur any interest under the facility.

14.	OTHER LIABILITIES

The other liabilities balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Unamortized fair value of toll milling contracts	$893	$940
Flow-through share premium obligation (note 15)	1,984	324
Other	–	9

	$2,877	$1,273

Other long-term liabilities – by duration:
Current	$1,984	$333
Non-current	893	940

	$2,877	$1,273

15.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

(in thousands except share amounts)	Number of Common Shares
Balance at December 31, 2013	482,003,444	$1,092,144

Issued for cash:
Share issue proceeds	9,257,500	13,704
Share issue costs	–	(855)
Share options exercised	1,025,449	946
Share purchase warrants exercised	401,150	304
Acquisition of Rockgate Capital Corp (note 4)	2,312,622	3,034
Acquisition of International Enexco Limited (note 4)	10,229,035	11,979
Settlement of liabilities associated with IEC Arrangement	504,794	610
Share options exercised – fair value adjustment	–	525
Share purchase warrants exercised – fair value adjustment	–	225
Flow-through share premium liability	–	(2,030)

	23,730,550	28,442

Balance at September 30, 2014	505,733,994	$1,120,586

New Issues

In August 2014, the Company completed a private placement of 9,257,500 flow-through common shares at a price of CAD$1.62 per share for gross proceeds of $13,704,000 (CAD$14,997,000). The income tax benefits of this issue will be renounced to subscribers no later than December 31, 2014.

Acquisition Related Issues

In January 2014, the Company issued 2,312,622 shares at a value of $3,034,000 (CAD$3,330,000) as part of the acquisition of Rockgate’s non-controlling interest (see note 4).

In June 2014, the Company issued 10,229,035 shares at a value of $11,979,000 (CAD$13,093,000) as part of the acquisition of IEC (see note 4).

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at September 30, 2014, the Company estimates that it has spent its entire CAD$14,950,000 May 2013 flow-through share obligation. The Company renounced the income tax benefits of this issue to its subscribers in February 2014. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery (see notes 14 and 22).

As at September 30, 2014, the Company estimates that it has spent CAD$1,049,000 of its CAD$14,997,000 August 2014 flow-through share obligation.

16.	WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and associated dollar amount is presented below:

(in thousands except share amounts)	Weighted Average Exercise Price Per Share (CAD$)	Number of Common Shares Issuable	Fair Value Amount
Balance outstanding at December 31, 2013	$0.84	1,098,725	$616
Warrants issued on acquisition of IEC (note 4)	1.71	660,127	61
Warrants exercised	0.84	(401,150)	(225)

Balance outstanding at September 30, 2014	$1.26	1,357,702	452

Balance of common shares issuable by warrant series:
Fission January 2013 series (1)	$0.84	697,575	$391
IEC November 2012 series (2)	2.31	143,000	1
IEC December 2013 series (3)	1.54	329,061	36
IEC February 2014 series (4)	1.54	188,066	24

Balance outstanding at September 30, 2014	$1.26	1,357,702	$452

(1)	The Fission January 2013 series has an effective exercise price of CAD$0.84 per issuable share and expires on January 21, 2015.
(2)	The IEC November 2012 series has an effective exercise price of CAD$2.31 per issuable share and expires on November 29, 2014.
(3)	The IEC December 2013 series has an effective exercise price of CAD$1.54 per issuable share and expires on June 5, 2015.
(4)	The IEC February 2014 series has an effective exercise price of CAD$1.54 per issuable share and expires on August 20, 2015.

17.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As at September 30, 2014, an aggregate of 12,266,700 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

	Number of Common Shares	Weighted-Average Exercise Price per Share (CAD$)
Stock options outstanding – beginning of period	8,431,138	$1.91
Issued on acquisition of IEC (note 4)	902,200	1.48
Granted	1,311,000	1.81
Exercised (1)	(1,025,449)	1.00
Expiries	(3,066,076)	2.17
Forfeitures	(267,339)	3.16

Stock options outstanding – end of period	6,285,474	$1.80

Stock options exercisable – end of period	4,397,474	$1.87

(1)	The weighted average share price at the date of exercise was CAD$1.51.

A summary of the Company’s stock options outstanding at September 30, 2014 is presented below:

Range of Exercise Prices per Share (CAD$)	Weighted Average Remaining Contractual Life (Years)	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding
$ 0.38 to $ 2.49	2.96	5,161,208	$1.40
$ 2.50 to $ 4.99	1.29	872,306	3.23
$ 5.00 to $ 5.67	1.63	251,960	5.02

Stock options outstanding – end of period	2.67	6,285,474	$1.80

Options outstanding at September 30, 2014 expire between December 2014 and May 2019.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted (excluding those granted pursuant to the IEC acquisition – see note 4):

Nine Months Ended September 30, 2014
Risk-free interest rate		1.42% – 1.47%
Expected stock price volatility		55.21% – 55.56%
Expected life		3.7 years
Estimated forfeiture rate		3.50% – 3.70%
Expected dividend yield		–
Fair value per share under options granted	CAD$	0.54 – CAD$0.74

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $204,000 and $620,000 for the three and nine months ended September 30, 2014 and $209,000 and $712,000 for the three and nine months ended September 30, 2013. At September 30, 2014, the Company had an additional $536,000 in stock-based compensation expense to be recognized periodically to May 2016.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income (loss) balance consists of:

(in thousands)	At September 30 2014	At December 31 2013
Cumulative foreign currency translation	$(16,650)	$(7,880)
Unamortized experience gain – post employment liability
Gross	206	206
Tax effect	(56)	(56)
Unrealized gains (losses) on investments
Gross	10	1
Tax effect	–	–

	$(16,490)	$(7,729)

19.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(366)	$(565)	$(2,295)	$(1,748)
Milling, conversion expense	(9)	(16)	(32)	(59)
Mill feed cost:
–Stockpile depletion	(12)	–	(12)	–
Less absorption:
–Stockpiles, mineral properties	111	284	628	953
–Concentrates	13	–	13	–
Cost of services	(1,932)	(2,288)	(5,479)	(6,724)

Cost of goods and services sold	(2,195)	(2,585)	(7,177)	(7,578)
Reclamation asset amortization	(4)	(9)	(11)	(27)

Operating expenses	$(2,199)	$(2,594)	$(7,188)	$(7,605)

The components of other income (expense) are as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Gains (losses) on:
Foreign exchange	$1,487	$(4,701)	$(8,566)	$(2,333)
Disposal of property, plant and equipment	–	–	449	(19)
Investment disposals	(7)	–	(7)	–
Investment impairments	–	–	–	(18)
Investment fair value through profit (loss)	(31)	441	88	(1,103)
Other	(43)	986	31	599

Other income (expense)	$1,406	$(3,274)	$(8,005)	$(2,874)

The components of finance income (expense) are as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Interest income	$84	$117	$500	$276
Interest expense	(1)	–	(2)	(2)
Accretion expense-reclamation obligations	(183)	(198)	(545)	(601)
Accretion expense-post-employment benefits	(28)	(32)	(86)	(95)

Finance income (expense)	$(128)	$(113)	$(133)	$(422)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Operating expenses:
Mining, other development expense	$(74)	$(68)	$(234)	$(210)
Milling, conversion expense	(2)	(1)	(4)	(9)
Cost of services	(62)	(64)	(185)	(197)
Mineral property exploration	(25)	(51)	(101)	(126)
General and administrative	(16)	(13)	(50)	(53)

Depreciation expense – gross	$(179)	$(197)	$(574)	$(595)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Salaries and short-term employee benefits	$(1,895)	$(2,229)	$(6,530)	$(7,089)
Share-based compensation	(204)	(209)	(620)	(712)
Termination benefits	(94)	–	(310)	(163)

Employee benefits expense	$(2,193)	$(2,438)	$(7,460)	$(7,964)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Nine Months Ended
(in thousands)	September 30 2014	September 30 2013
Change in non-cash working capital items:
Trade and other receivables	$(1,071)	$(593)
Inventories	7	(128)
Prepaid expenses and other assets	243	(491)
Accounts payable and accrued liabilities	1,726	(133)
Post-employment benefits	(187)	(185)
Reclamation obligations	428	(641)

Change in non-cash working capital items	$1,146	$(2,171)

20.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the nine months ended September 30, 2014, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	–	–	–	6,883	6,883

Expenses:
Operating expenses	(397)	–	(1,312)	(5,479)	(7,188)
Mineral property exploration	(12,593)	(332)	(689)	–	(13,614)
General and administrative	(11)	(746)	(853)	(4,431)	(6,041)
Impairment–mineral properties (note 9)	(1,658)	–	–	–	(1,658)

	(14,659)	(1,078)	(2,854)	(9,910)	(28,501)

Segment income (loss)	(14,659)	(1,078)	(2,854)	(3,027)	(21,618)

Revenues – supplemental:
Environmental services	–	–	–	5,263	5,263
Management fees and commissions	–	–	–	1,620	1,620

	–	–	–	6,883	6,883

Capital additions:
Property, plant and equipment	163	90	483	81	817

Long-lived assets:
Plant and equipment
Cost	83,030	348	2,364	3,813	89,555
Accumulated depreciation	(8,515)	(233)	(1,737)	(1,912)	(12,397)
Mineral properties	149,568	6,449	43,063	–	199,080
Intangibles	–	–	–	793	793

	224,083	6,564	43,690	2,694	277,031

For the three months ended September 30, 2014, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	–	–	–	2,351	2,351

Expenses:
Operating expenses	(140)	–	(127)	(1,932)	(2,199)
Mineral property exploration	(3,099)	(42)	(288)	–	(3,429)
General and administrative	(1)	(115)	(246)	(1,173)	(1,535)

	(3,240)	(157)	(661)	(3,105)	(7,163)

Segment income (loss)	(3,240)	(157)	(661)	(754)	(4,812)

Revenues – supplemental:
Environmental services	–	–	–	1,956	1,956
Management fees and commissions	–	–	–	395	395

	–	–	–	2,351	2,351

For the nine months ended September 30, 2013, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	–	–	–	7,994	7,994

Expenses:
Operating expenses	(776)	–	(105)	(6,724)	(7,605)
Mineral property exploration	(10,774)	(491)	(796)	–	(12,061)
General and administrative	(5)	(564)	(628)	(4,720)	(5,917)
Impairment-mineral properties	–	–	(35,655)	–	(35,655)

	(11,555)	(1,055)	(37,184)	(11,444)	(61,238)

Segment income (loss)	(11,555)	(1,055)	(37,184)	(3,450)	(53,244)

Revenues – supplemental:
Environmental services	–	–	–	6,750	6,750
Management fees and commissions	–	–	–	1,244	1,244

	–	–	–	7,994	7,994

Capital additions:
Property, plant and equipment	903	89	794	83	1,869

Long-lived assets:
Plant and equipment
Cost	90,762	506	1,175	4,243	96,686
Accumulated depreciation	(9,062)	(359)	(770)	(1,975)	(12,166)
Mineral properties	150,256	7,172	47,182	–	204,610
Intangibles	–	–	–	1,436	1,436

	231,956	7,319	47,587	3,704	290,566

For the three months ended September 30, 2013, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	–	–	–	2,801	2,801

Expenses:
Operating expenses	(282)	–	(24)	(2,288)	(2,594)
Mineral property exploration	(4,295)	(94)	(461)	–	(4,850)
General and administrative	–	(161)	(158)	(1,646)	(1,965)
Impairment-mineral properties	–	–	(35,655)	–	(35,655)

	(4,577)	(255)	(36,298)	(3,934)	(45,064)

Segment income (loss)	(4,577)	(255)	(36,298)	(1,133)	(42,263)

Revenues – supplemental:
Environmental services	–	–	–	2,397	2,397
Management fees and commissions	–	–	–	404	404

	–	–	–	2,801	2,801

Revenue Concentration

The Company’s business is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During the nine months ended September 30, 2014, four customers from the services and other segment accounted for approximately 96% of total revenues consisting of 52%, 23%, 11% and 10% individually. During the nine months ended September 30, 2013, five customers from the services and other segment accounted for approximately 97% of total revenues consisting of 49%, 15%, 12%, 11% and 10% individually.

21.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Revenue:
Management fees	$395	$404	$1,175	$1,244
Commission fees	–	–	445	–

	$395	$404	$1,620	$1,244

At September 30, 2014, accounts receivable includes $345,000 (December 31, 2013: $148,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to Energy Fuels Inc. (“EFR”) as part of the U.S. Mining Division transaction completed in June 2012) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at September 30, 2014, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 11.5%.

Denison also holds a 60% interest in the Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”) entities whose key asset is the Waterbury Lake property. The other 40% interest in these entities is held by a consortium of investors (“KWULP”) of which KEPCO is the primary holder. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 70% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLUC and WLULP until September 30, 2015 in exchange for allowing Denison to carry out spending programs without obtaining the approval of 70% of the voting interest. As at September 30, 2014, KWULP has a funding obligation to WLUC and WLULP of CAD$802,000. Denison has recorded its proportionate share of this amount of $429,000 (CAD$481,000) as a component of trade and other receivables.

Other

During the nine months ended September 30, 2014, the Company has incurred investor relations, administrative service fees and other expenses of $42,000 (September 30, 2013: $165,000) with a company associated with the Chairman of the Company, and with a common President. At September 30, 2014, an amount of $nil (December 31, 2013: $nil) is due to this company.

During the nine months ended September 30, 2014, the Company has incurred legal fees of $273,000 (September 30, 2013: $1,145,000) from a law firm of which a director of the Company is a partner. At September 30, 2014, an amount of $nil (December 31, 2013: $82,000) is due to this legal firm.

During the nine months ended September 30, 2014, the Company has incurred fees of $12,000 (September 30, 2013: $47,000) for air chartered services from a company associated with the Chairman of the Company. At September 30, 2014, an amount of $nil (December 31, 2013: $nil) is due to this company.

During the nine months ended September 30, 2014, the Company has provided executive services of $61,000 (September 30, 2013: $nil) to a company which has common directors with Denison. At September 30, 2014, an amount of $33,000 (December 31, 2013: $nil) is due from this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Nine Months Ended
(in thousands)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Salaries and short-term employee benefits	$315	$397	$1,294	$1,240
Share-based compensation	129	138	396	447
Termination benefits	–	–	158	–

Key management personnel compensation	$444	$535	$1,848	$1,687

22.	INCOME TAXES

For the nine months ended September 30, 2014, Denison has recognized deferred tax recoveries of $2,710,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $3,588,000 offset by deferred tax expense of $3,275,000 relating to the February 2014 renunciation of the tax benefits associated with the Company’s CAD$14,950,000 flow-through share issue in May 2013.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as equity instruments) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company at September 30 is the closing price. In the absence of quoted market prices, observable market transactions have been used to establish the fair value.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at September 30, 2014 and December 31, 2013:

(in thousands)	Financial Instrument Category(1)	Fair Value Hierarchy	September 30 2014 Fair Value	December 31, 2013 Fair Value
Financial Assets:
Cash and equivalents	Category D		$26,508	$21,786
Trade and other receivables	Category D		5,020	4,148
Investments
Equity instruments	Category A	Level 1	111	1,106
Equity instruments	Category A	Level 2	649	–
Equity instruments	Category B	Level 1	25	17
Debt instruments	Category A	Level 1	4,516	14,818
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,214	2,299

			$39,043	$44,174

Financial Liabilities:
Account payable and accrued liabilities	Category E		10,029	7,992
Debt obligations	Category E		48	97

			$10,077	$8,089

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

24.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity. Both parties agreed to resolve the dispute via binding arbitration and arbitration hearings for this matter were held in November 2013. In January 2014 an arbitration order was issued in DUSA’s and Denison’s favour. The contractor subsequently filed a motion to vacate the arbitration award. Denison filed a response in opposition and, in July 2014, the court denied the motion to vacate the arbitration award The amount of damages which may be ultimately recoverable by the Company as a result of this ruling are not known at this time.